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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MI DEVELOPMENTS INC.

(Name of Issuer)

Class A Subordinate Voting Shares, no par value

(Title of Class of Securities)

55304X104

(Cusip Number)

Greenlight Capital, L.L.C.
140 East 45 Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

August 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55304X104

1.	Name of Reporting Person: Greenlight Capital, L.L.C.;		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,423,300

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,423,300

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,423,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55304X104

1.	Name of Reporting Person: Greenlight Capital, Inc.;		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,276,700

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,276,700

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,276,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 55304X104

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,730,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,730,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,730,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

         This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc., relating to Class A Subordinate Voting Shares, no par value of MI Developments Inc., a Canadian company (the “Issuer”).

         Greenlight and Mr. Einhorn previously reported beneficial ownership of the shares of the Issuer on a Schedule 13G, the last amendment to such Schedule 13G being filed February 13, 2004.

         This Schedule 13D relates to Class A Subordinate Voting Shares, no par value, of the Issuer (the “Class A Shares”), owned by Greenlight LLC for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner and (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner and, the Class A Shares purchased by Greenlight Inc. for the account of Greenlight Capital Offshore, Ltd., for which Greenlight Inc. is investment advisor. This Schedule 13D also relates to the Class A Shares purchased by affiliates of Greenlight for the accounts of (i) Greenlight Masters, LP, (ii) Greenlight Masters Qualified, LP, and (iii) Greenlight Masters Offshore, Ltd.

Item 1. Security and Issuer

Securities acquired: Class A Subordinate Voting Shares, no par value

Issuer:	MI Developments Inc.
455 Magna Drive
Aurora, Ontario
Canada L4G 7A9

Item 2. Identity and Background

         (a) This statement is filed by: (i) Greenlight Capital, L.L.C., a Delaware limited liability company, (ii) Greenlight Capital, Inc., a Delaware corporation, and (iii) Mr. David Einhorn, principal of Greenlight (“Einhorn” and together with Greenlight, the “Reporting Persons”). Mr. Einhorn is the sole Senior Managing Member of Greenlight LLC and the President and sole Director of Greenlight Inc. In addition to Mr. Einhorn, the executive officers of Greenlight, Inc. are Mr. Daniel Roitman, Chief Operating Officer, and Mr. Harry Brandler, Chief Financial Officer.

         (b) The business address of each of the Reporting Persons and each of the other executive officers of Greenlight Inc. is 140 East 45 Street, Floor 24, New York, NY 10017.

         (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management. The principal occupation of Mr. Roitman is Chief Operating Officer of Greenlight Inc. and its

affiliates. The principal occupation of Mr. Brandler is Chief Financial Officer of Greenlight Inc. and its affiliates.

         (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, or other persons with respect to whom this information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Greenlight LLC is a Delaware limited liability company, and Greenlight Inc is a Delaware corporation. Messrs. Einhorn, Roitman and Brandler are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

         As of August 5, 2004, (i) Greenlight LLC had invested $12,051,724.18 through Greenlight Capital, L.P. and $34,877,532.19 through Greenlight Capital Qualified, L.P., (ii) Greenlight Inc. had invested $46,465,034.96 through Greenlight Capital Offshore, Ltd., (iii) Greenlight Masters GP, LLC had invested $65,325.40 through Greenlight Masters, LP and $241,028.20 through Greenlight Masters Qualified, LP and (iv) Greenlight Masters, LLC had invested $369,426.40 through Greenlight Masters Offshore, Ltd. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Greenlight Masters, LP, Greenlight Masters Qualified, LP and Greenlight Masters Offshore, Ltd.

Item 4. Purpose of the Transaction

         The Reporting Persons originally acquired the Class A Shares owned by them for portfolio investment purposes. On July 13, 2004, the Issuer announced an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. not currently owned by the Issuer. After carefully evaluating the Issuer’s offer and discussing it with management of the Issuer, the Reporting Persons have determined that the offer is not in the best interests of the Issuer and its minority shareholders. The Reporting Persons also believe that the proposed offer requires the approval of a majority of the minority shareholders of the Issuer under Ontario securities laws. Accordingly, on August 10, 2004, the Reporting Persons filed a complaint with the Ontario Securities Commission and also mailed a letter to the Board of Directors of the Issuer expressing their dissatisfaction with the offer. A copy of the letter is attached as Exhibit 2 hereto and incorporated by reference. As discussed in the letter, the Reporting Persons also urge the Issuer to consider alternatives with respect to the transactions contemplated, including spinning-off the Issuer’s share ownership in Magna Entertainment Corp. to shareholders. The Reporting Persons have also retained legal counsel and financial advisors to advise them on their options to protect their interests as minority shareholders of the Issuer.

The Reporting Persons intend to continue to evaluate the business and prospects of the Issuer and may in the future make additional proposals with respect to the Issuer and its policies and decisions including, but not limited to, asset sales, recapitalization, change in corporate structure, representation on the board of directors of the Issuer, and return of cash flows to shareholders, including through share repurchases and dividend issuances. Depending on their evaluation of the Issuer, other investment opportunities, market conditions and such other factors as they may deem material, the Reporting Persons may seek to acquire additional shares of the Issuer in the open market, in privately negotiated transactions, through a tender offer or otherwise, or determine to dispose of all or a portion of the securities of the Issuer beneficially owned by the Reporting Persons, including through sales in the open market, in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

         (a) Greenlight is the beneficial owner of 4,700,000 shares of the Class A Shares. Mr. Einhorn, as the principal of Greenlight, Greenlight Masters GP, LLC and Greenlight Masters, LLC, is the beneficial owner of 4,730,000 shares of the Class A Shares.

         Greenlight is the beneficial owner of 9.9% of the outstanding shares of the Class A Shares. This percentage was determined by dividing 4,700,000 by 47,612,083, the number of shares of the Class A Shares outstanding as of May 18, 2004, as reported in the Issuer’s Annual Information Form dated May 18, 2004, filed as an exhibit to Form 6-K filed May 21, 2004. Mr. Einhorn is the beneficial owner of 9.9% of the outstanding shares of the Class A Shares. This percentage was determined by dividing 4,730,000 by 47,612,083, the number of shares of the Class A Shares outstanding as of May 18, 2004, as reported in the Issuer’s Annual Information Form dated May 18, 2004, filed as an exhibit to Form 6-K filed May 21, 2004.

         (b) Greenlight has the sole power to vote and dispose of the 4,700,000 shares of the Class A Shares beneficially owned by it. As the principal of Greenlight and its affiliates, Mr. Einhorn may direct the vote and disposition of the 4,730,000 shares of the Class A Shares beneficially owned by Greenlight and its affiliates.

         The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 4,730,000 shares of Common Stock owned by Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Greenlight Masters, LP, Greenlight Masters Qualified, LP and Greenlight Masters Offshore, Ltd. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

         (c) None

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated August 10, 2004, among Greenlight LLC, Greenlight Inc. and Mr. Einhorn.

Exhibit 2	Letter dated August 10, 2004, from Greenlight to the Board of Directors of MI Developments Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2004

GREENLIGHT CAPITAL, L.L.C.
By:	/s/ David Einhorn
David Einhorn, Senior Managing Member

GREENLIGHT CAPITAL, INC.
By:	/s/ David Einhorn
David Einhorn, President

/s/ David Einhorn
David Einhorn